January 31, 2005

Mail Stop 0409
Via U.S. Mail and Fax (512) 692-1836

Mr. Richard Wade
President and Chief Executive Officer
Vertical Computer Systems, Inc.
201 Main Street, Suite 1175
Fort Worth, Texas 76102
Re: Vertical Computer Systems, Inc. Form 8-K/A filed on January
28,
2005


Dear Mr. Wade:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.

2. Please revise to clarify whether the effective date was January 21, 2005 as disclosed in exhibit 99.1 by your former accountants instead of January 26, 2005 you disclosed in the filing and advise us. Also, indicate in your disclosures whether the board of directors or the audit or similar committee of the board of directors recommended or approved the decision to change accountants. Refer to
Item 304 (a)(1)(iii) of Regulation S-B.

Disagreements

3. Please revise to clarify the periods in which there were no disagreements with BDO Seidman LLP on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure. For example, state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of dismissal/resignation etc. that there were any disagreements with the former accountant on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within
10
business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested above should be filed as promptly as possible and should be reviewed by the newly engaged accountants before filing with the Commission.


You may reach me at (202) 942-2913 with any questions.

						Sincerely,



						Andrew Mew
						Staff Accountant




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Vertical Computer Systems, Inc.
January 31, 2005



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